Exhibit 99.6

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 26, 2013 relating to the consolidated financial statements of Banro Corporation and the effectiveness of Banro Corporation’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Banro Corporation for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 26, 2013